NEXGEN APPLIED SOLUTIONS INC.

311 Division Street

Carson City, NV 89703

(888) 648-0488

September 7, 2016

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Attention:  Michael Killoy

Re:

Nexgen Applied Solutions Inc.

Definitive Schedule 14C

Filed September 6, 2016

File No. 000-54091

Dear Mr. Killoy:

This letter sets forth the responses of Nexgen Applied Solutions Inc. (the "Company") to your verbal comments during a telephone call to our counsel on September 7, 2016.

Language has been added at page 2 of the Information Statement concerning the previous amendment to the Articles of Incorporation, as well as the fact that the Company did not comply with Rule 14c-2 in connection with that amendment.

The Company hereby acknowledges that:

•

should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•

the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•

the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

/s/ Robert Coleridge

Robert Coleridge

President

Nexgen Applied Solutions Inc.